Exhibit 99.7

Gorilla Announces $25 Million Registered Direct Offering of Convertible Preferred Stock

LONDON, September 20, 2023 – Gorilla Technology Group Inc. (“Gorilla”) (NASDAQ: GRRR), a global provider of AI-based edge video analytics, IoT technologies, and cybersecurity, today announced that it has entered into securities purchase agreements with certain institutional investors for the purchase and sale of 25,000 Series A convertible preference shares (the “Series A preference shares”) at a purchase price of $1,000 per share pursuant to a registered direct offering, resulting in total gross proceeds of approximately $25 million before deducting placement agent commissions and other estimated offering expenses. Each Series A preference share is convertible into ordinary shares of Gorilla at a conversion price of $1.25 per share. Along with the Series A preference shares, Gorilla further agreed to issue to the investors Series A ordinary share purchase warrants (the “Series A warrants”) to purchase up to an aggregate of 20,000,000 ordinary shares of Gorilla. The Series A warrants will have an exercise price of $1.50, will be exercisable immediately and will expire five years from the date of issuance. The closing of the offering is expected to occur on or about September 22, 2023, subject to the satisfaction of customary closing conditions.

Cantor Fitzgerald & Co. and A.G.P./Alliance Global Partners are acting as co-lead placement agents for the offering.

The gross proceeds to Gorilla from this offering are expected to be approximately $25 million, before deducting the placement agents’ fees and other offering expenses. Gorilla intends to use the net proceeds from the offering for working capital needs.

The securities described above are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-274053) that was filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2023 and declared effective by the SEC on August 29, 2023. The offering is being made by means of a prospectus, including a prospectus supplement, that form part of the registration statement. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 4th Floor, New York, NY 10022, or by e-mail at prospectus@cantor.com, or from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.